August 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	MAIA Biotechnology, Inc.

Registration Statement on Form S-3

Filed August 14, 2023

File No. 333-273984

Acceleration Request

Requested Date: Wednesday, August 23, 2023

Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-273984) (the “Registration Statement”) to become effective on Wednesday, August 23, 2023 at 4:30 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

MAIA Biotechnology, Inc.

By:	/s/ Vlad Vitoc
Vlad Vitoc
Chief Executive Officer

MAIA Biotechnology, Inc. – 444 West Lake Street, Suite 1700, Chicago, IL 60606 – Tel: 312.416.8592 – www.MAIABiotech.com.